Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-204079 and 333-203532) on Form S-8 of our report dated March 17, 2016 relating to the consolidated financial statements of Prosper Marketplace, Inc. and its subsidiaries and our report dated March 17, 2016 relating to the consolidated financial statements of Prosper Funding LLC (a wholly owned subsidiary of Prosper Marketplace, Inc.) and its subsidiary (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to certain related party transactions with its parent) appearing in this Annual Report on Form 10-K for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

San Francisco, California

March 17, 2016